Filed under Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the

Securities Exchange Act of 1934

Filed by: OPNET Technologies, Inc.

Subject Company: OPNET Technologies, Inc.

SEC File No.: 000-30931

Form of email to OPNET customers

Dear [NAME],

Earlier this week, OPNET and Riverbed announced a definitive agreement for Riverbed to acquire OPNET. We are thrilled to share this exciting news with you! Riverbed expects the acquisition to be completed before the end of Calendar 2012.

This is a great development for OPNET and Riverbed customers. It’s a combination of two recognized leaders in performance management with highly complementary offerings. The combined product family will have unparalleled ability to manage and analyze all aspects of application and network performance, including monitoring, troubleshooting, optimizing, and predicting.

OPNET products and staff are a key part of this acquisition. Riverbed has made it clear that it intends to preserve and invest in these assets. Customers will benefit from the resources, global presence, and synergies of the combined organization. Current OPNET leadership will play key roles in continuing to grow the business. In particular, OPNET’s CEO, Marc Cohen, will lead Field Operations for Riverbed Cascade, including sales, sales engineering, and professional services. Alain Cohen, OPNET’s President and CTO, will continue to lead R&D and Technical Support for the OPNET product lines.

Please continue to work with your OPNET contacts for sales and technical support. You will continue to receive the outstanding service you have always experienced with OPNET, including free training, the OPNETWORK conference, and world class technical support.

Sincerely,

Marc Cohen, Chairman and CEO

Alain Cohen, President and CTO

Important Information and Where to Find It

The exchange offer for the outstanding common stock of OPNET Technologies, Inc. (“OPNET”) referred to in this communication has not yet commenced. This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of OPNET. OPNET stockholders are urged to read the relevant exchange offer documents when they become available because they will contain important information that stockholders should consider before making any decision regarding tendering their shares. At the time the offer is commenced, Riverbed Technology, Inc. (“Riverbed”) will file exchange offer materials with the U.S. Securities and Exchange Commission and OPNET will file a Solicitation/Recommendation Statement with respect to the offer. The exchange offer materials (including a Prospectus and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information, which should be read carefully before any decision is made with respect to the exchange offer. The Prospectus and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all shareholders of OPNET at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free at the Securities and Exchange Commission’s web site at www.sec.gov. Free copies of the Offer to Purchase, the related Letter of Transmittal and certain other offering documents will be made available by Riverbed by mail to Riverbed Technologies, Inc., 199 Fremont Street, San Francisco, CA 94105, attention: Investor Relations, and free copies of the Solicitation/Recommendation Statement will be made available by OPNET by mail to OPNET Technologies, Inc., 7255 Woodmont Avenue, Bethesda, Maryland 20814-7900, attention: Investor Relations.

Interests of Certain Persons in the Offer and the Merger

Riverbed will be, and certain other persons may be, soliciting OPNET stockholders to tender their shares into the exchange offer. The directors and executive officers of Riverbed and the directors and executive officers of OPNET may be deemed to be participants in Riverbed’s solicitation of OPNET’s stockholders to tender their shares into the exchange offer.

Investors and shareholders may obtain more detailed information regarding the names, affiliations and interests of the directors and officers of Riverbed and OPNET in the exchange offer by reading the Prospectus and certain other offer documents, as well as the Solicitation/Recommendation Statement, when they become available.